SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 August 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Appointment of Jo Harlow

Exhibit No: 99.1

5 August 2014

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group PLC ("IHG") today announces that Ms Jo Harlow is to be appointed as an independent Non-Executive Director of IHG. She will join the IHG Board with effect from 1 September 2014.

Jo has been the Corporate Vice President of the Phones Business Unit at Microsoft since May 2014 and, prior to this, held the position of Executive Vice President of Smart Devices at Nokia Corporation from February 2011. She has also held a number of senior management roles at Nokia since 2003, including SVP of Global Mobile Phones Marketing and Nokia UK and SVP Symbian Smartphones.

Jo previously spent ten years at Reebok (1992 to 2003), where she held a number of senior roles including VP, Global Marketing Operations, and eight years at Procter & Gamble (1984 to 1992).

Commenting on her appointment, Patrick Cescau, IHG's Non-Executive Chairman, said "IHG has a rich heritage of innovation and of using technology to enhance guest experiences. As new technology continues to shape consumer behaviour, we are committed to strengthening and evolving our digital capabilities to help cater for, and pre-empt, the changing needs of our guests. Jo brings a wealth of experience and knowledge, particularly on the role digital technology plays in driving consumer behaviour. She will be a great addition to the Board."

Jo will also serve on the Audit and Remuneration Committees of the IHG Board.

Notes

The following disclosure is required to be made pursuant to LR 9.6.13R(1):
Previously Non-Executive Director of Sage Group plc in 2013.

No information is required to be disclosed pursuant to LR 9.6.13R (2)-(6) in respect of this appointment.

For further information

Investor Relations (David Kellett, Isabel Green):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 80 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,700 hotels and 693,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 August 2014